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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29533

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H.D. Vest Investment Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6333 N. State Hwy 161, 4th Floor
(No. and Street)

Irving, TX 75038
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joel Bennett (972) 870-6041
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

2500 D.R. Horton Tower 301 Commerce Street Ft. Worth, TX 76102
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 19 2007
THOMSON FINANCIAL


SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2007
WASH. D.C.
202

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joel Bennett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H.D. Vest Investment Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JENEANE THERESE RICE
Notary Public
STATE OF TEXAS
My Comm. Exp.11-05-2007
NOTARY PUBLIC
STATE OF TEXAS

Signature

Financial Operation Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H.D. VEST INVESTMENT SECURITIES, INC.

Table of Contents

	Page
Independent Auditors' Report	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3



KPMG LLP
2500 D R Horton Tower
301 Commerce Street
Fort Worth, TX 76102

Independent Auditors' Report

The Shareholder and Director
H.D. Vest Investment Securities, Inc.:

We have audited the accompanying statement of financial condition of H.D. Vest Investment Securities, Inc. (a Texas corporation and wholly owned subsidiary of H.D. Vest, Inc.) (the Company) as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of H.D. Vest Investment Securities, Inc. as of December 31, 2006, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2007

H.D. VEST INVESTMENT SECURITIES, INC.

Statement of Financial Condition

December 31, 2006

Assets

Assets:		
Cash and cash equivalents	$	50,268,427
Cash required to be segregated under federal or other regulations		3,985,334
Commissions and accounts receivable		12,270,212
Receivable from affiliate		333,096
Deferred expenses		1,611,618
Other assets		207,616
Goodwill		104,300,551
Total assets	$	172,976,854

Liabilities and Shareholder's Investment

Liabilities:		
Commissions payable	$	8,317,357
Amounts due on clearing transactions		4,043,500
Payable to Parent		935,078
Deferred revenue		1,639,203
Other liabilities and accrued expenses		937,362
Total liabilities		15,872,500
Shareholder's investment:		
Common stock, $0.032 par value. Authorized 900,000 shares; issued and outstanding 546,000 shares		17,472
Additional paid-in capital		110,999,079
Retained earnings		46,087,803
Total shareholder's investment		157,104,354
Total liabilities and shareholder's investment	$	172,976,854

See accompanying notes to statement of financial condition.

H.D. VEST INVESTMENT SECURITIES, INC.

Notes to Statement of Financial Condition

December 31, 2006

(1) Organization and Summary of Significant Accounting Policies

(a) Organization and Business

H.D. Vest Investment Securities, Inc. (the Company), a wholly owned subsidiary of H.D. Vest, Inc. (the Parent), was incorporated in April 1983 as a Texas corporation. The Parent in turn is a wholly owned subsidiary of Wells Fargo & Company (WFC). The Company is a securities broker-dealer firm registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in all 50 states, the District of Columbia, and the Commonwealth of Puerto Rico. The Company is a member of the National Association of Securities Dealers (NASD), the Securities Industry Association, and the Securities Investor Protection Corporation. The Company clears security transactions through Wells Fargo Investments, LLC (WFI), on a fully disclosed basis. Accordingly, the Company operates under the exemptive provisions of the SEC Rules 15c3-3(k)(2)(i) and 3(k)(2)(ii). WFI is a wholly owned subsidiary of Wells Fargo Investment Group, Inc. whose ultimate parent is WFC.

The statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

(b) Cash and Cash Equivalents

Included in cash and cash equivalents are cash balances and highly liquid investments with an original maturity of three months or less.

(c) Cash Required to be Segregated Under Federal or Other Regulations

Cash of $3,985,334 is segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

(d) Income Taxes

The Company is included in the consolidated federal income tax return of WFC. Federal income taxes are generally allocated to the Company as if it had filed a separate return. WFC also files combined state income tax returns in certain states. State income taxes are also allocated to the Company. The Company records its share of WFC's consolidated tax liability in payable to Parent.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

(e) Amounts Due on Clearing Transactions

The Company remits customer funds on certain clearing transactions on a settlement-date basis rather than on a trade-date basis. Under the settlement-date basis of the remittance, the Company

holds customer funds from the trade date until the time at which the trades are cleared by the product sponsor (not to exceed three business days).

(f) ***Use of Estimates***

The preparation of a statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(g) ***Goodwill***

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired and is reviewed at least annually for impairment. See note 5.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (ratio of AI/NC), both as defined, shall not exceed 15-to-1. Minimum net capital can not be less than $250,000 or 6⅔% of aggregate indebtedness, whichever is greater. At December 31, 2006, the Company had net capital, required net capital, excess net capital, and a ratio of AI/NC as follows:

Net capital	$	44,420,235
Required net capital		1,058,166
Excess net capital	$	43,362,069
Ratio of AI/NC		.36 to 1

(3) Related-Party Transactions

The Company has a facilities and services agreement with its Parent. The Parent pays substantially all costs of the Company other than commissions and, in turn, charges the Company a facilities and service fee. Per the agreement, expenses incurred by the Parent solely for the benefit of the Company are directly charged through the fee. Shared services incurred by the Parent are allocated to support entities through the fee based on a percentage of revenue. This fee totaled approximately $28,597,000 for the year ended December 31, 2006.

The Company periodically advances funds to its Parent. Such advances are offset against facilities and service fees owed to the Parent.

At December 31, 2006, the Company had $12,470,999 of cash and cash equivalents held with a related party. Interest earned on cash balances held with this related party for the year totaled $200,228.

H.D. VEST INVESTMENT SECURITIES, INC.

Notes to Statement of Financial Condition

December 31, 2006

(4) Litigation and Contingencies

In the normal course of business, there are various lawsuits, claims, and contingencies pending against the Company, including governmental and self-regulatory organization inquiries, investigations and proceedings. In accordance with Statement of Financial Accounting Standards (SFAS) No. 5, *Accounting for Contingencies,* we have established provisions for estimated losses from pending lawsuits, claims, investigations and proceedings. Although the ultimate outcome of the various matters cannot be ascertained at this point, it is the opinion of management, after consultation with counsel, that the resolution of the foregoing matters will not have a material adverse effect on the financial position of the Company, taken as a whole. Such resolution may, however, have a material effect on the results of operations or cash flows in any future period, depending on the level of income for such period.

(5) Goodwill

On July 2, 2001, the stock of the Parent was acquired by WFC for $127.5 million. The transaction was treated as a purchase, which generated goodwill that was allocated to the Company. The total amount of goodwill allocated to the Company as a result of this transaction was $104,300,551.

SFAS No. 142, *Accounting for Goodwill and Intangible Assets* requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but be tested for impairment at least annually. Goodwill attributable to the Company was tested for impairment by comparing the fair value with its carrying value during 2006. Fair value was determined using a discounted cash flow methodology. Based on this impairment test, no impairment charge was necessary.

(6) Income Taxes

Included in payable to Parent and other assets is net taxes payable of $855,551 which includes a deferred tax asset of $260,917 and a current income tax liability of $1,116,468. The primary temporary difference that gives rise to the deferred tax asset relates to certain contingent liabilities. The Company has determined that it is not required to establish a valuation allowance for the deferred tax asset, as management believes it is more likely than not that the deferred tax asset will be realized based on the Company's prospects for generation of future taxable income.

END